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                                                                       EXHIBIT 5


August 27, 1998



Eaton Corporation
Eaton Center
Cleveland, Ohio 44114

Re:  Eaton Corporation Form S-8 Registration Statement
     Eaton Holding Limited U.K. Savings-Related Share Option Scheme
     [1998]("Plan")

Ladies and Gentlemen:

Eaton Corporation ("Eaton") is filing with the Securities and Exchange Commission a Registration Statement on Form S-8 (the "Registration Statement") for the registration, under the Securities Act of 1933, as amended, of 120,762 Eaton common shares with a par value of $.50 each ("Common Shares") to be issued from time to time under the Plan.

Item 601 of Regulation S-K and the instructions to Form S-8 require that an opinion of counsel concerning the legality of the securities to be registered be filed as an exhibit to a Form S-8 registration statement. This opinion is provided in satisfaction of that requirement as it relates to the Registration Statement.

I have examined such records and documents, and obtained such other information, as I have deemed advisable in order to render this opinion.

As a result of the foregoing, I am of the opinion that:

     (1) Eaton is a corporation validly organized and existing and in good standing under the laws of the State of Ohio.

     (2) Eaton is authorized to issue 300,000,000 Common Shares, of which approximately 71.4 million Common Shares were issued and outstanding as of June 30, 1998. When issued, the Common Shares which are the subject of the registration statement will be legally issued, fully paid and non-assessable.

I hereby consent to the use and filing of this opinion in connection with the Registration Statement.

Very truly yours,


/s/ Gerald L. Gherlein
--------------------------
Gerald L. Gherlein,
Executive Vice President
  and General Counsel


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